UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Ellie Mae Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

28849P100 (CUSIP Number)

December 31, 2014 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [   ] Rule 13d-1(c) [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 28849P100
1	NAME OF REPORTING PERSON Sylebra HK Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,939,783 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,939,783 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,783 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12	TYPE OF REPORTING PERSON FI
CUSIP No.: 28849P100
1	NAME OF REPORTING PERSON Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-1013091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,939,783 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,939,783 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,783 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12	TYPE OF REPORTING PERSON HC
CUSIP No.: 28849P100
1	NAME OF REPORTING PERSON Jeffrey Richard Fieler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,939,783 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,939,783 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,783 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12	TYPE OF REPORTING PERSON IN
CUSIP No.: 28849P100
1	NAME OF REPORTING PERSON Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,939,783 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,939,783 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,783 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75%
12	TYPE OF REPORTING PERSON IN
CUSIP No.: 28849P100
ITEM 1(a).	NAME OF ISSUER:
Ellie Mae Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Suite 200, 4155 Hopyard RoadPleasanton, CA 94588
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G with respect to the Common Stock disclosed in Item 2(d) (the "Shares") is filed by: (i) Sylebra HK Company Limited ("Sylebra HK"), a Hong Kong limited liability company; and(ii) Sylebra Capital Management ("Sylebra Capital Management"), an exempted company incorporated under the laws of the Cayman Islands; and(iii) Jeffrey Richard Fieler ("Mr. Fieler"), who serves as a director of Sylebra HK; and(iv) Daniel Patrick Gibson ("Mr. Gibson"), who serves as a director of Sylebra HK.Sylebra HK may be deemed to beneficially own the Shares by virtue of its position as investment advisor to Sylebra Capital Management. Mr. Fieler and Mr. Gibson equally share ownership of Sylebra HK. By virtue of this relationship, Mr. Fieler and Mr. Gibson may be deemed to beneficially own the Shares.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Sylebra HK Company Limited20th Floor, 28 Hennessy RoadWan Chai, Hong Kong
ITEM 2(c).	CITIZENSHIP:
Sylebra HK is a Hong Kong limited liability company.Sylebra Capital Management is an exempted company incorporated in the Cayman Islands.Mr. Fieler is a citizen of the United States.Mr. Gibson is a citizen of the United States.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
28849P100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); Hong Kong regulated investment adviser
(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
1,939,783 shares
(b)	Percent of class:
6.75%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Sylebra HK Company Limited - 0 sharesSylebra Capital Management - 0 shares Jeffrey Richard Fieler - 0 sharesDaniel Patrick Gibson - 0 shares
(ii) Shared power to vote or to direct the vote:
Sylebra HK Company Limited - 1,939,783 sharesSylebra Capital Management - 1,939,783 sharesJeffrey Richard Fieler - 1,939,783 sharesDaniel Patrick Gibson - 1,939,783 shares
(iii) Sole power to dispose or to direct the disposition of:
Sylebra HK Company Limited - 0 sharesSylebra Capital Management - 0 shares Jeffrey Richard Fieler - 0 sharesDaniel Patrick Gibson - 0 shares
(iv) Shared power to dispose or to direct the disposition of:
Sylebra HK Company Limited - 1,939,783 sharesSylebra Capital Management - 1,939,783 sharesJeffrey Richard Fieler - 1,939,783 sharesDaniel Patrick Gibson - 1,939,783 shares
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All Shares reported in this Schedule 13G are held by advisory clients of Sylebra HK. None of the advisory clients individually hold economic interest of more than 5% of outstanding shares.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I additionally certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Sylebra HK Company Limited, licensed with the Securities and Futures Commission of Hong Kong, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2015
Date
Sylebra HK Company Limited
/s/ Jennifer Ross
Signature
Jennifer Ross, Chief Financial Officer, Authorized Signatory
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 28849P100